U.S. SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549
          FORM 12b-25
   SEC File Number - 000-28787

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ]
Form 11-K  [x] Form 10-Q
[ ] From N-SAR For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F [ ] Transition
Report on Form 11-K [ ] Transition Report on Form
10-Q [ ] Transition Report on Form N-SAR For
Transition Period Ended:

Read Attached Instruction Sheet Before Preparing
Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      PART I
                REGISTRANT INFORMATION

Full Name of Registrant -
    Micro Laboratories, Inc.
Former Name if Applicable -None
Address of Principal Executive Office (Street and
Number) - 29 Lakeside Drive, Johnston,
Rhode Island 02919

                      PART II
               RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT
UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT
SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE
FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF
APPROPRIATE) (A)   THE REASONS DESCRIBED IN
REASONABLE DETAIL IN PART III OF THIS FORM COULD
NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR
EXPENSE; [ X ]

(B)   THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL
REPORT, TRANSITION REPORT ON FORM 10-KSB, FORM
20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL
BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY
FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT
QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-
Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE
THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED
DUE DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT
REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF
APPLICABLE.

                  PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Additional time is required to accurately file the Form 10QSB for the three months ended June
30, 2002.

               PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to
contact in regard to this notification:
Jody M. Walker, Attorney at Law
        (303) 850-7637

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
 [ ] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Micro Laboratories, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 2002

By

/s/ Robert Thistle
--------------------------------
Robert Thistle, President